SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 17, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

STOCK EXCHANGE RELEASE

December 17, 2014

Nokia Corporation Financial Calendar for 2015

Nokia Corporation
Stock Exchange Release
December 17, 2014 at 12:00 (CET +1)

Espoo, Finland — In this stock exchange release Nokia provides its financial calendar for 2015, which includes the planned publication dates of its interim reports.

Planned publication dates for Nokia interim reports in 2015:

•                  report for Q4 2014 and full year 2014: January 29, 2015

•                  report for Q1 2015: April 30, 2015

•                  report for Q2 2015 and January-June 2015: July 30, 2015

•                  report for Q3 2015 and January-September 2015: October 29, 2015

Publication of “Nokia in 2014”
Nokia plans to publish its “Nokia in 2014” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 13 of 2015.

Nokia’s Annual General Meeting
Nokia’s Annual General Meeting 2015 is scheduled to be held on May 5, 2015.

About Nokia
Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated December 17, 2014: Nokia Corporation Financial Calendar for 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal